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                ENHANCED GUARANTEED MINIMUM INCOME BENEFIT RIDER

General

This Rider is made part of the Contract to which it is attached and is subject to all of the applicable provisions in the Contract. It provides an additional benefit, the "Enhanced Guaranteed Minimum Income Benefit." This Rider provides that, beginning on the Income Date, income payments will be the greater of income payments as determined in the Contract, or income payments as determined in this Rider.

Definitions

         Roll-Up Benefit Value: On the Contract Date, the Roll-Up Benefit Value is equal to the Initial Purchase Payment. Thereafter, we calculate interest on the Roll-Up Benefit Value for the current Valuation Period, but not after the Owner attains the age shown in the Schedule, at the effective annual interest rate shown in the Schedule. We then add to the Roll-Up Benefit Value the dollar amount of any additional purchase payments paid during the current Valuation Period, and then we reduce the Roll-Up Benefit Value proportionately for any withdrawals (including any associated surrender charge and Market Value Adjustment incurred) taken during the current Valuation Period. The reduction will be made in proportion to the reduction in the Account Value that results from a withdrawal. The Roll-Up Benefit Value is subject to the maximum shown in the Contract Schedule.

         Highest Anniversary Value: The Highest Anniversary Value is equal to the greatest anniversary value attained from the following: On the Income Date, we will calculate an anniversary value for each Contract Anniversary on or before the Income Date, excluding, however, Contract Anniversaries that come after the Owner attains the age shown in the Schedule or before the Effective Date of this Rider. An anniversary value is equal to the Account Value on a Contract Anniversary, increased by the dollar amount of any purchase payments made since the Contract Anniversary and reduced for any withdrawals (including any associated surrender charge and Market Value Adjustment incurred) taken since that Contract Anniversary. This reduction will be made in proportion to the reduction in the Account Value that results from the withdrawal.

Enhanced Guaranteed Minimum Income Benefit

If this Rider is in force on the  Income  Date and all  conditions  set forth in this Rider are met, we guarantee that, for the same frequency of payment and income plan, income payments will be at least as great as the Enhanced Guaranteed Minimum Income Benefit. For a particular income plan and frequency of payment, the Enhanced Guaranteed Minimum Income Benefit is determined by applying  the  applicable  rate per  $1,000  shown in the  Income  Tables in the
Contract Schedule to the greatest of (a) the Roll-Up Benefit Value, (b) the Highest Anniversary Value, or (c) 100% of the sum of all purchase payments made under the Contract, reduced proportionately by the amount that any prior withdrawal (including any associated surrender charge and Market Value Adjustment incurred) reduces the Account Value.

This Rider does not restrict or limit the right to receive income payments at times other than those shown in the "Conditions" provision below.

Conditions

1. The Income Date must be on a Contract Anniversary or the 30 days that follow and must be:

(a) at least the number of years after the Effective Date of this Rider that is shown in the Schedule; and

(b)  after the Annuitant has attained the age shown in the Schedule.



2. The Enhanced Guaranteed Minimum Income Benefit may be used with the following income plans in the Contract:

              Income Plan 1. Fixed Life Annuity;

              Income Plan 2. Fixed Life Annuity with 10 or 20 Years Certain; or

              Income Plan 3. Fixed Joint and Last Survivor Annuity.

You may also elect any other income plan we offer on the Income Date for which you and the Annuitant are then eligible and we then make available under this Rider.

Charge for this Rider

The charge for this Rider is calculated as a percentage of the Account Value on the date of deduction. On the Contract Date, and on each corresponding monthly date thereafter (or the next following Valuation Date if that day is not a Valuation Date), the charge is deducted in proportion to the Sub-Accounts in which you are invested. The maximum charge for this Rider is shown in the Contract Schedule.

Effective Date

The Effective Date of this Rider is the Contract Date of the Contract to which it is attached.

Contract Continuation Option

If the Contract is being continued by the deceased Owner's spouse pursuant to the Contract Continuation Option, he or she may also elect to continue this Rider by notifying our Customer Service Center within 30 days of the Valuation Date we receive proof of the Owner's death. If elected by the new Owner, this Rider shall continue according to its terms and conditions, subject to our then existing rules on eligibility and the following conditions:

1. For the purposes of the "Effective Date" provision in this Rider, the Effective Date will be the Valuation Date that the new Owner elects to continue this Rider.

2. The charge for this Rider will be that which is then in effect for the new Owner's attained age.

3. For purposes of determining items (a), (b) and (c) in the provision of this Rider entitled, "Enhanced Guaranteed Minimum Income Benefit," items (a),
     (b) and (c) are initially set equal to the Account Value on the Valuation Date that the new Owner elects to continue this Rider.

4.   The  calculation  of  the  Highest   Anniversary  Value  will  exclude  all
     anniversary values for Contract Anniversaries prior to the date the surviving spouse becomes the new Owner.

Termination

This Rider will terminate on the date of the first to occur of the following events:

1.   The Contract is surrendered;

2. The death of the Owner if the Contract is not continued under the Contract Continuation Option;

3.   The death of the surviving spouse; and

4. On or after the Income Date, if an income plan not eligible under this Rider is elected or income payments cease for any reason.

You cannot otherwise terminate this Rider.


Terms

All of the terms used in this Rider have the same meanings as in the Contract unless otherwise clearly indicated in this Rider.


                          [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                 President & CEO

DVA-EGMIB-2001